ARROWMARK FINANCIAL CORP.

100 Fillmore Street, Suite 325

Denver, CO 80206

VIA EDGAR

October 24, 2022

Securities and Exchange Commission

Office of Registration and Reports

100 F Street, NE

Washington, DC 20549

RE:	ARROWMARK FINANCIAL CORP. Rule 17g-1(g) Fidelity Bond Filing (File No. 811-22853)

Ladies and Gentlemen:

On behalf of ArrowMark Financial Corp. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, is a copy of the following materials:

1. the single insured fidelity bond covering the Company for the period from September 28, 2022 through September 28, 2023; and

2. a Certificate of Secretary of the Company, dated as of October 24, 2022, which attaches a copy of the resolutions of the members of the Board of Directors of the Company who are not “interested persons” of the Company, approving the amount, type, form and coverage of the bond, and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at 303-398-2950.

Very truly yours,

/s/ Richard A. Grove
Richard A. Grove
Secretary

CERTIFICATE OF SECRETARY

The undersigned, Richard A. Grove, Secretary of ArrowMark Financial Corp., a Delaware corporation (the “Company”), does hereby certify that:

1.

This Certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.

Attached hereto as Exhibit A is a copy of the resolutions approved at a meeting held on September 9, 2022 by the Board of Directors of the Company including a majority of the Board of Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period from September 28, 2022 through September 28, 2023.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 24th day of October 2022.

ARROWMARK FINANCIAL CORP.

By:	/s/ Richard A. Grove
Name:	Richard A. Grove
Title:	Secretary

EXHIBIT A

ARROWMARK FINANCIAL CORP.

The following resolutions were adopted by the Board of Directors of ArrowMark Financial Corp. at the Regular Meeting of the Board held on September 9, 2022

Approval of Fidelity Bond Coverage

RESOLVED, that the Board of Directors, hereby determines that the fidelity bond written by Chubb Group of Insurance Companies in the amount of $750,000 covering the officers and employees of the Company (the “Bond”), in accordance with Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the expected value of the aggregated assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Company, and the nature of the securities in the Company; and further

RESOLVED, that the Board of Directors finds that the Bond and the premium of $2,500 to be paid by the Company is fair and reasonable and said Bond and premium be, and hereby are, approved by vote of the Board of Directors, taking all relevant factors into consideration; and further

RESOLVED, that the Board of Directors hereby approves the Bond for the policy year ended September 28, 2023; and further

RESOLVED, that the Secretary (or any Assistant Secretary) of the Company is designated as the officer to make the filings and give the notice required by paragraph (g) of Rule 17g-1 under the 1940 Act.

ALLIANT INSURANCE SERVICES INC
ATTN:	Eric Bruhn
32 OLD SLIP - 29TH FL
NEW YORK, NY 10005

INSURED:		ARROWMARK FINANCIAL CORP.
PRODUCT:		DFIBond
POLICY NO:		82341521
TRANSACTION:		RENL

PREMIUM BILL

Insured:	ARROWMARK FINANCIAL CORP.	Date: October 18, 2022

Producer:	ALLIANT INSURANCE SERVICES INC

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
September 28, 2022	82341521	ICAP Bond		$2,500

To

September 28, 2023		Renewal

17% Commission

			TOTAL	$2,500.00

Chubb Group of Insurance Companies							DECLARATIONS
202B Hall’s Mill Road							FINANCIAL INSTITUTION INVESTMENT
Whitehouse Station, NJ 08889							COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):							Bond Number: 82341521

ARROWMARK FINANCIAL CORP.

100 FILLMORE STREET, SUITE 325
							FEDERAL INSURANCE COMPANY
DENVER, CO 80206							Incorporated under the laws of Indiana
							a stock insurance company herein called the COMPANY
							Capital Center, 251 North Illinois, Suite 1100
							Indianapolis, IN 46204 -1927

ITEM 1.	BOND PERIOD: from			12:01 a.m. on	September 28, 2022
			to	12:01 a.m. on	September 28, 2023
ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:
	If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE
	and any other reference shall be deemed to be deleted.						There shall be no deductible applicable to
	any loss under INSURING CLAUSE 1. sustained by any Investment Company.

					SINGLE LOSS		DEDUCTIBLE
	INSURING CLAUSE				LIMIT OF LIABILITY		AMOUNT

	1	.	Employee			$750,000	$10,000
	2	.	On Premises			$750,000	$10,000
	3	.	In Transit			$750,000	$10,000
	4	.	Forgery or Alteration			$750,000	$10,000
	5	.	Extended Forgery			$750,000	$10,000
	6	.	Counterfeit Money			$750,000	$10,000
	7	.	Threats to Person		$	Not Covered	$ N/A
	8	.	Computer System			$750,000	$10,000
	9	.	Voice Initiated Funds
			Transfer Instruction		$	See FTI End	$ See FTI End
	10	.	Uncollectible Items of
			Deposit			$750,000	$10,000
	11	.	Audit Expense			$750,000	$10,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

	1 - 6

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Form 17-02-1421 (Ed. 5-98)

	The COMPANY, in consideration of payment of the required premium, and in relianc e
	on the APPLICATION and all other statements made and information furnis hed to the
	COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
	Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
	for:

Insuring Clauses

Employee	1	.	Loss resulting directly from Larceny or Embezzlement committed by any
Employee, alone or in collusion with others.

On Premises	2	.	Loss	of Property resulting directly from robbery, burglary, false pretenses,
			common law or statutory larceny, misplacement, mysterious unexplainable
			disappearance, damage, destruction or removal, from the possession, custody or
			control of the ASSURED, while such Property is lodged or deposited at premises
			located anywhere.

In Transit	3	.	Loss	of Property resulting directly from common law or statutory larceny,
			misplacement, mysterious unexplainable disappearance, damage or des truc tion,
			while the Property is in transit anywhere:
			a.	in an armored motor vehicle, including loading and unloading thereof,
			b.	in the custody of a natural person acting as a messenger of the ASSURED,
				or
			c.	in the custody of a Transportation Company and being transported in a
				conveyance other than an armored motor vehicle provided, however, that
				covered Property transported in such manner is limited to the following:
				(1) written records,
				(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or
				(3) negotiable instruments not payable to bearer, which are not endors ed
				or are restrictively endorsed.
			Coverage under this INSURING CLAUSE begins immediately on the receipt of
			such Property by the natural person or Transportation Company and ends
			immediately on delivery to the premises of the addressee or to any representative
			of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration	4	.	Loss resulting directly from:
			a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or
			b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;
excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5	.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
			a.	acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:
(1) bear a Forgery or a fraudulently material alteration,
(2) have been lost or stolen, or
(3) be Counterfeit, or
			b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or othe r written instruments.
Actual physical possession, and continued actual physical possession if tak en as collateral, of such Securities, documents or other written instruments by an
Employee, Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition precedent to the ASSURED having relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery			For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)			signature is treated the same as a handwritten signature.

Counterfeit Money	6	.	Loss	resulting directly	from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person	7	.	Loss	resulting directly	from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Re la tive or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
			a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
			b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.
It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8	.	Loss resulting directly from fraudulent:
			a.	entries of data into, or
			b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:
				(1)	funds or other property to be transferred, paid or delivered,
				(2)	an account of the ASSURED or of its customer to be added, deleted, debited or credited, or
				(3)	an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds	9	.	Loss resulting directly from Voice Initiated Funds Transfer Instruction direc ted
Transfer Instruction			to the ASSURED authorizing the transfer of dividends or redemption proc eeds of
Investment Company shares from a Customer's account, provided suc h Voice
Initiated Funds Transfer Instruction was:
			a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,
			b.	made by a person purporting to be a Customer, and
			c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.
In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
COMPANY.

Uncollectible Items of	10	.	Loss	resulting directly from the ASSURED having credited an account of a
Deposit			customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
			a.	redemptions or withdrawals to be permitted,
			b.	shares to be issued, or
			c.	dividends to be paid,
from an account of an Investment Company.
In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense	11	.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and c overed by this
Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements

Additional Companies	A.		If more than one corporation, or Investment Company, or any combination of
Included As Assured			them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all s uch los s were sustained by any one of them.
(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.
(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.
(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By	B.	The	ASSURED represents that all information it has furnished in the
Assured			APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.
The ASSURED must promptly notify the COMPANY of any change in any fac t or circumstance which materially affects the risk assumed by the COMPANY under this Bond.
Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements
(continued)

Additional Offices Or	C.	If the ASSURED, other than an Investment Company, while this Bond is in force,
Employees - Consolidation,		merges or consolidates with, or purchases or acquires assets or liabilities of
Merger Or Purchase Or		another institution, the ASSURED shall not have the coverage afforded under this
Acquisition Of Assets Or		Bond for loss which has:
Liabilities - Notice To		(1)	occurred or will occur on premises, or
Company
		(2)	been caused or will be caused by an employee, or
		(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effec tive date of such action, and
		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -	D.	When the ASSURED learns of a change in control (other than in an Investment
Notice To Company		Company), as set forth in Section 2(a) (9) of the Investment Company Act of
		1940,	the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:
		(1)	the names of the transferors and transferees (or the names of the benefic ial owners if the voting securities are registered in another name),
		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
		(3)	the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees		attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not s ettled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:
		(1)	an Employee admits to being guilty of Larceny or Embezzlement,
		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And	(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys’ Fees		an agreed statement of facts between the COMPANY and the ASSURED,
(continued)		that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED s hall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in ex c ess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applic able
INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in ex cess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
	2.	of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions and
Limitations

Definitions	1	.	As used in this Bond:
			a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervis ion of the operating system(s) or application(s) software used by the ASSURED.
			b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.
			c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.
			d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.
			e.	Employee means:
(1) an officer of the ASSURED,
(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W -2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,
(3) a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,
(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,
(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,
(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,
(7) a director or trustee of the ASSURED, but only while performing ac ts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions and
Limitations

Definitions	(8)		each natural person, partnership or corporation authorized by written
(continued)			agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
		a.	creating, preparing, modifying or maintaining the ASSURED'S
computer software or programs, or
		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,
	(9)		any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employ ee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.
The term Employee shall not include any partner, officer or employ ee of a transfer agent, shareholder accounting recordkeeper or administrator:
		a.	which is not an "affiliated person" (as defined in Section 2(a) of the
Investment Company Act of 1940) of an Investment Company or of
the investment advisor or underwriter (distributor) of such Investment
Company, or
		b.	which is a "bank" (as defined in Section 2(a) of the Investment
Company Act of 1940).
This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon pay ment to the ASSURED by the COMPANY resulting directly from La rceny or
Embezzlement committed by any of the partners, officers or
employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of s uch ac ts so committed shall, to the extent of such payment, be given by the
ASSURED to the COMPANY, and the ASSURED shall execute all
papers necessary to secure to the COMPANY the rights provided for herein.
Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall c ollectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.
Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions and
Limitations

Definitions	f.	Forgery means the signing of the name of another natural pers on with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.
	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certific ate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; ins urance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, s uc h
Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions and
Limitations

Definitions			m.	Subsidiary means any organization that, at the inception date of this Bond,
(continued)				is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
			n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
			o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.
			p.	Voice Initiated Redemption means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.
			q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
Redemption or Voice Initiated Election.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2	.	This bond does not directly or indirectly cover:
Applicable to All Insuring			a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses				termination of this Bond as an entirety;
			b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
			c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;
			d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
			e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
			f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;
			g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 11 of 19

Conditions and
Limitations

General Exclusions -			h.	loss resulting from dishonest acts by any member of the Board of Direc tors
Applicable to All Insuring				or Board of Trustees of the ASSURED who is not an Employee , acting
Clauses				alone or in collusion with others;
(continued)			i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:
				(1)	of any law regulating:
					a.	the issuance, purchase or sale of securities,
					b.	securities transactions on security or commodity ex changes or the over the counter market,
					c.	investment companies,
					d.	investment advisors, or
				(2)	of any rule or regulation made pursuant to any such law; or
			j.	loss of confidential information, material or data;
			k.	loss	resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
CLAUSE 7. or 9.

Specific Exclusions -	3	.	This Bond does not directly or indirectly cover:
Applicable To All Insuring			a.	loss caused by an Employee, provided, however, this Section 3.a. shall not
Clauses Except Insuring				apply to loss		covered under INSURING CLAUSE 2. or 3. which results
Clause 1.				directly from		misplacement, mysterious unexplainable disappearance, or
damage or destruction of Property;
			b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
				(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
				(2)	to do damage to the premises or Property of the ASSURED;
			c.	loss	resulting from payments made or withdrawals from any account involving erroneous credits to such account;
			d.	loss	involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
CLAUSE 10.;
			e.	loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 12 of 19

Conditions and
Limitations

Specific Exclusions -			f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring				institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring				Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.				apply to loss of Property resulting directly from robbery, burglary,
(continued)				misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.
			g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;
			h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a s oftware contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or
			i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -	4	.	This bond does not directly or indirectly cover:
Applicable To All Insuring			a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring				loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.				fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;
			b.	loss resulting from forgery or any alteration;
			c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5	.	At all times prior to termination of this Bond, this Bond shall continue in forc e for
Reduction And Non-			the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability			notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:
			a.	any one act of burglary, robbery or hold-up, or attempt thereat, in whic h no
Employee is concerned or implicated, or
			b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
			c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions and
Limitations

Limit Of Liability/Non-			d.	any one casualty or event other than those specified in a., b., or c. above,
Reduction And Non-			shall be deemed to be one loss and shall be limited to the applic able LIMIT OF
Accumulation Of Liability			LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
(continued)			the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
All acts, as specified in c. above, of any one person which
			i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or
			ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6	.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:
			a.	facts which may subsequently result in a loss of a type covered by this Bond,
or
			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,
regardless of when the act or acts causing or contributing to such loss oc curred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7	.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings				practicable moment, not to exceed sixty (60) days after discovery of los s , in
Against Company				an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.
			b.	The ASSURED shall furnish to the COMPANY proof of loss, duly s worn to, with full particulars within six (6) months after such discovery.
			c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
			d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty -four (24) months from the discovery of such loss.
			e.	This Bond affords coverage only in favor of the ASSURED. No c laim, s uit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 14 of 19

Conditions and
Limitations

Notice To Company -			f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings				include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8	.		The COMPANY shall not be liable under any INSURING CLAUSES of this Bond
				on account of loss unless the amount of such loss, after deducting the net amount
				of all reimbursement and/or recovery obtained or made by the ASSURED, other
				than from any Bond or policy of insurance issued by an insurance c ompany and
				covering such loss, or by the COMPANY on account thereof prior to pay ment by
				the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
				ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
				for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
				DECLARATIONS.
				There shall be no deductible applicable to any loss under INSURING CLAUSE 1 .
				sustained by any Investment Company.

Valuation	9	.		BOOKS OF ACCOUNT OR OTHER RECORDS
				The value of any loss of Property consisting of books of account or other rec ords
				used by the ASSURED in the conduct of its business shall be the amount paid by
				the ASSURED for blank books, blank pages, or other materials which replace the
				lost books of account or other records, plus the cost of labor paid by the
				ASSURED for the actual transcription or copying of data to reproduce such book s
				of account or other records.
				The value of any loss of Property other than books of account or other records
				used by the ASSURED in the conduct of its business, for which a c laim is made
				shall be determined by the average market value of such Property on the
				business day immediately preceding discovery of such loss provided, however,
				that the value of any Property replaced by the ASSURED with the consent of the
				COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.
				In the case of a loss of interim certificates, warrants, rights or other securities, the
				production of which is necessary to the exercise of subscription, conversion,
				redemption or deposit privileges, the value of them shall be the market value of
				such privileges immediately preceding their expiration if said loss is not discovered
				until after their expiration. If no market price is quoted for such Property or for
				such privileges, the value shall be fixed by agreement between the parties.
				OTHER PROPERTY
				The value of any loss of Property, other than as stated above, shall be the ac tual
				cash value or the cost of repairing or replacing such Property with Property of
				like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions and
Limitations
(continued)

Securities Settlement	10	.	In the event of a loss of securities covered under this Bond, the COMPANY may , at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.
The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:
			a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;
			b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;
			c.	for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in ex c ess of the applicable LIMIT OF LIABILITY bears to the value of the securities.
The value referred to in Section 10.a., b., and c. is the value in acc ordance with
Section 9, Valuation, regardless of the value of such securities at the time the los s under the COMPANY'S indemnity is sustained.
The COMPANY is not required to issue its indemnity for any portion of a los s of securities which is not covered by this Bond; however, the COMPANY may do s o as a courtesy to the ASSURED and at its sole discretion.
The ASSURED shall pay the proportion of the Company's premium charge for the
Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – 11.			In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery			all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.
Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:
			a.	first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
LIABILITY,
			b.	second, to the COMPANY in satisfaction of amounts paid in s ettlement of the ASSURED'S claim,
			c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions and
Limitations

Subrogation - Assignment –			d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery				ASSURED which was not covered under this Bond.
(continued)			Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12	.	At the COMPANY'S request and at reasonable times and plac es des ignated by the COMPANY, the ASSURED shall:
			a.	submit to examination by the COMPANY and subscribe to the s a me under oath,
			b.	produce for the COMPANY'S examination all pertinent records, and
			c.	cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13	.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notic e
			shall	have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.
If the Bond is for a joint ASSURED, it shall not be terminated unless written notic e shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Sec urities and
Exchange Commission, Washington, D.C., not less than sixty (60) day s prior to the effective date of such termination.
This Bond will terminate as to any one ASSURED, other than an Investment
Company:
			a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or
			b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or
			c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.
The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions and
Limitations

Termination			If any partner, director, trustee, or officer or supervisory employee of an
(continued)			ASSURED not acting in collusion with an Employee learns of any dis hones t ac t committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:
			a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and
			b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.
The COMPANY may terminate coverage as respects any Employee sixty (60)
days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its des ire to
terminate this Bond as to such Employee.

Other Insurance	14	.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
			a.	the ASSURED,
			b.	a Transportation Company, or
			c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15	.	If any limitation within this Bond is prohibited by any law controlling this B ond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16	.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.
If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
			days	after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And
Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would
(continued)	adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: September 28, 2022	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	1
	To be attached to and
	form a part of Bond No.	82341521

Issued to: ARROWMARK FINANCIAL CORP.
	DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1 .	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2 .	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
	If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
	rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
	furnished to all insured Investment Companies and the Securities and Exchange
	Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: September 28, 2022	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 2
To be attached to and
form a part of Policy No. 82341521

Issued to: ARROWMARK FINANCIAL CORP.
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

		ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: September 28, 2022	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	3

	To be attached to and
	form a part of Bond No.	82341521

Issued to: ARROWMARK FINANCIAL CORP.

AMEND DEFINITION OF FORGERY ENDORSEMENT

In consideration of the premium charged, it is agreed that the definition of Forgery set forth in Section 1,
Definitions, of the Conditions and Limitations of this bond is deleted and replaced with the following:
Forgery means affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or affixing the name of an organization as an endorsement to a check without authority and with intent to deceive. Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in an y capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q14-1268 (09/2019)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: September 28, 2022				FEDERAL INSURANCE COMPANY
				Endorsement/Rider No.	4
To be attached to and
				form a part of Bond No.	82341521

Issued to:			ARROWMARK FINANCIAL CORP.

FRAUDULENT TRANSFER INSTRUCTIONS ENDORSEMENT
(For use with the ICAP bond)
In consideration of the premium charged, it is agreed that this bond is amended as follows:
(1)	The following Insuring Clause is added:
FRAUDULENT TRANSFER INSTRUCTIONS
Loss resulting directly from the ASSURED having, in good faith, transferred money on deposit in a
Customer’s account, or a Customer’s Certificated Security or Uncertificated Security, in reliance upon a fraudulent instruction transmitted to the ASSURED via telefacsimile, telephone or electronic mail ; provided, however, that:
	A.	the fraudulent instruction purports, and reasonably appears, to have originated from:
		i.	such Customer, or
		ii.	an Employee acting on instructions of such Customer, or
		iii.	another financial institution acting on behalf of such Customer with authority to make such instructions; and
	B.	the sender of the fraudulent instruction verified the instruction with the password, PIN, or other s ec urity code of such Customer; and
	C.	the sender was not, in fact, such Customer, was not authorized to act on behalf of such Custome r, and was not an Employee; and
	D.	the instruction was received by an Employee specifically authorized by the ASSURED to receive and ac t upon such instructions; and
	E.	for any transfer exceeding the amount set forth in paragraph (8) of this endorsement, the ASSURED verified the instructions via a call back to a predetermined telephone number set forth in the ASSURED’ s written agreement with such Customer or other verification procedure approved in writing by the
COMPANY; and
	F.	the ASSURED preserved a contemporaneous record of the call back, if any, and the ins truc tion which verifies use of the authorized password, PIN or other security code of the Customer.
(2)	For the purposes of the coverage afforded by this endorsement, the following terms shall have the following meanings:
Certificated Security means a share, participation or other interest in property of, or an ent erpris e of, the issuer or an obligation of the issuer, which is:
	(1)	represented by an instrument issued in bearer or registered form, and
	(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

14-02-21330 (10/2014)

	(3)		either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
Customer means any individual, corporate partnership, proprietor, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED authorizing the ASSURED to transfer Money on deposit in an account or Certificated Security or Uncertificated Security in relianc e upon instructions transmitted to the ASSURED via telefacsimile, telephone or electronic mail to transmit the fraudulent instruction.
Uncertificated Security means a share, participation or other interest in property of or an enterpris e of the issuer or an obligation of the issuer, which is:
	(1)		not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
	(2)		of a type commonly dealt in on securities exchanges or markets, and
	(3)		either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(3)	It shall be a condition precedent to coverage under this Insuring Clause that the ASSURED assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.
(4)	Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, the following Exclusions are added:
	A.		Loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security c ode;
and
	B.		Loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:
		i.	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or
		ii.	the instruction was formatted, encoded or encrypted so that any altercation in the ACH entry or group of ACH entries would be apparent to the ASSURED.
(5)	Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, Exclusion 2.k. is deleted and replaced with the following:
	k.		loss resulting from voice requests or instructions received over the telephone, provided however, this
Section 2.k. shall not apply to INSURING CLAUSE 7. or 9. or the Fraudulent Transfer Instruction Insuring
Clause.
(6)	For the purposes of the Fraudulent Transfer Instruction Insuring Clause, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved.
(7)	For the purposes of the Fraudulent Transfer Instruction Insuring Clause, the Single Loss Limit of Liability shall be $ 750,000. The Deductible Amount shall be $ 10,000.
(8)	The amount of any single transfer for which verification via call back will be required is: $ 10,000.

14-02-21330 (10/2014)

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-21330 (10/2014)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: September 28, 2022	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	5
	To be attached to and
	form a part of Bond No.	82341521
Issued to: ARROWMARK FINANCIAL CORP.

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C.
Additional Offices Or Employees -Consolidation, Merger Or Purchase Or Acquisition Of Assets Or
Liabilities-Notice To Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940
(“the Act”), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

FEDERAL INSURANCE COMPANY
				Endorsement No:	6
				Bond Number:	82341521
NAME OF ASSURED:				ARROWMARK FINANCIAL CORP.

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding to Section 13., Termination, the following:
"Termination By The Company
Bonds In Effect For More Than Sixty (60) Days
If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the
COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:
		1	.	Nonpayment of premium;
		2	.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
		3	.	Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND
PERIOD;
		4	.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
		5	.	Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;
		6	.	Determination by the Commissioner that the continuation of the Bond would jeopardize a
COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
		7	.	Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
		8	.	Such other reasons that are approved by the Commissioner;
		9	.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
		10	.	Substantial breaches of contractual duties, conditions or warranties; or

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 1

11	.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 2

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the
COMPANY may terminate for any reason by providing written notice of termination at least sixty
(60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the
COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this
Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the
ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year.
Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.	Bond Number:

b.	Date of Notice;

c.	Reason for Cancellation;

d.	Expiration Date of the Bond;

e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the
ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty -five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to
		the ASSURED, notice of the new terms	or premiums at least sixty (60) days prior to the
		renewal date. If the COMPANY notifies	the ASSURED within sixty (60) days prior to the
renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.”

2	.	It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on September 28, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 18, 2022

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), accordin g to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and
Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)